File No. 70-9839


                              UNITED STATES OF AMERICA
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



Application of Northeast Utilities,        )   CERTIFICATE PURSUANT TO RULE 24
The Connecticut Light and Power Company,   )   UNDER THE PUBLIC UTILITY HOLDING
Western Massachusetts Electric Company,    )   COMPANY ACT OF 1935
on Form U-1                                )


    Pursuant to the requirements of Rules 42, 43, 44, 46(a)and 54 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, Western Massachusetts Electric Company ("WMECO"), an electric utility subsidiary of NU and The Connecticut Light and Power Company ("CL&P"), an electric utility subsidiary of NU, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the repurchase of common stock out of capital or unearned surplus from parent. (HCAR No. 35-27529, May 16, 2002, File No. 70-9839) ("Order").

    For the quarter ended June 30, 2004, the following information is reported pursuant to the Order.

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount of dividends paid to NU and/or the amount of stock repurchased from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

    The Connecticut Light and Power Company (CL&P)

    ---------------------------------------------------------------------------
                                                      As of June 30, 2004
    ---------------------------------------------------------------------------
                                                 (Thousands of
                                                 -------------
                                                    Dollars)           %
                                                    --------          ---
    Common shareholder's equity:
      Common shares                               $   60,352           2.0%
      Capital surplus, paid in                       349,109          11.9
      Retained earnings                              331,735          11.2
                                                  ----------         -----
      Total common shareholder's equity              741,196          25.1
    Preferred stock                                  116,200           3.9
    Long-term and short-term debt                  1,032,383          35.0
    Rate reduction bonds                           1,060,902          36.0
                                                  ----------         -----
                                                  $2,950,681         100.0%
                                                  ==========         =====

    A common dividend of $11,768,649.75 was declared on June 16, 2004, and was paid to NU on June 30, 2004.

    Western Massachusetts Electric Company (WMECO)

    ---------------------------------------------------------------------------
                                                      As of June 30, 2004
    ---------------------------------------------------------------------------
                                                 (Thousands of
                                                 -------------
                                                    Dollars)           %
                                                    --------          ---
     Common shareholder's equity:
       Common shares                              $   10,866           2.3%
       Capital surplus, paid in                       75,909          16.1
       Retained earnings                              75,561          16.0
                                                 -----------         -----
       Total common shareholder's equity             162,336          34.4
     Long-term and short-term debt                   181,754          38.5
     Rate reduction bonds                            127,628          27.1
                                                  ----------         -----
                                                  $  471,718         100.0%
                                                  ==========         =====

    A common dividend of $1,621,255.69 was declared on June 16, 2004, and was paid to NU on June 30, 2004.

2) The current senior debt ratings of CL&P and WMECO, including a representation that such ratings are at or above investment grade.

    As of June 30, 2004, the senior secured debt ratings issued by Standard and Poor's Corporation and Moody's of CL&P are A- and A2, respectively and the senior unsecured debt ratings of WMECO are BBB+ and A3, respectively. Each of CL&P and WMECO represent that such ratings are "investment grade" ratings.

3) The Utilities' cash-on-hand both during the quarter and as of the end of each quarter and a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings from working capital facilities.

    CL&P and WMECO represent that during the quarter ended June 30, 2004, internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.


                                                         Net cash
          Cash      Net cash flows    Net cash flows      flows
        beginning     provided by        (used in)      (used in)     Cash end
        of period      operating         investing      financing    of period
        04/1/2004     activities        activities      activities   06/30/2004
        ---------     ----------        ----------      ----------   ----------
                                  (Thousands of Dollars)

CL&P    $ 5,814         $92,311         $ (72,604)      $ (19,707)     $ 5,814
WMECO         1          20,950            (6,699)        (14,251)           1




                                    SIGNATURE


      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this certificate to be signed on their behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
THE CONNECTICUT LIGHT AND POWER COMPANY
WESTERN MASSACHUSETTS ELECTRIC COMPANY




/s/ John P. Stack
    ------------------------------------------
    John P. Stack
    Vice President - Accounting and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    August 25, 2004